April 26, 2006


via U.S. mail and facsimile to (702) 294-3873

Anders A. Suarez
Chief Financial Officer
Amerityre Corporation
1501 Industrial Road
Boulder City, NV 89005

	RE:	Amerityre Corporation
		Form 10-Q/A for the quarter ended December 31, 2005

      File No. 0-50053

Dear Mr. Suarez:

      We have reviewed your response letter dated April 24, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.
After reviewing this information, we may or may not raise additional comments.

Form 10-Q/A for the period ended December 31, 2005

Note 4 - Stock Options

1.  In future filings, please ensure you disclose the following:
* The information required by paragraph 84.a to 84.e of SFAS
123(R)
with respect to your pro forma amounts for fiscal 2005, as if you had measured employee compensation cost using the fair-value-based method.
* The information required by paragraphs A240(a) regarding the number of shares authorized for option awards, A240(b)(2), A240(c), A240(d), and A240(k). Please refer to the example disclosures in paragraph A241 of SFAS 123(R) for guidance.
* In your critical accounting policies or in the note 4, please disclose the methods you used in determining each assumption in valuing your options. Please refer to paragraph A240(e)(2), the example in paragraph A241 of SFAS 123(R), as well as the discussion in question 5 of section D.1 of SAB 107 for guidance.

Management`s Discussion and Analysis

Results of Operations

2. We note your additional disclosures in response to comment 10 in our letter dated March 16, 2006, regarding the changes in net sales, cost of sales, operating expense and operating cash flows from the six months ended December 31, 2004 to the six months ended December
31, 2005. In future filings, your disclosures should provide greater detail, with quantification where appropriate and necessary, of the specific factors that led to the material changes in these items. For example:
* Gross profit declined from 28% to 17%. You state that the reduction in gross profit is a result of a revaluation of your standard costs after taking into account increases in base chemicals and steel wheel component costs for tire/wheel assemblies, and that to offset these increases in material costs, you have increased the sales price of your Products in an attempt to recapture the decrease you have experienced. In future filings, pursuant to Item 303(a)(3)
of Regulation S-K, please ensure that your discussions quantify, to the extent appropriate and necessary, the specific factors that led to such material changes. In this regard, we would expect you to disclose how much of the gross margin decline was attributable to the revaluation and the increased sales price.
* Similarly, with respect to your 15% increase in net sales, you should disclose the extent to which the increase was due to increased volume, versus increased sales price.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments. You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3255 if you
have questions regarding these comments.


								Sincerely,



								Nili Shah
								Branch Chief
Mr. Anders A. Suarez
Amerityre Corporation
April 26, 2006
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE